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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)

                              Robert M. Hart, Esq.
                   Senior Vice President and General Counsel
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338

                               November 14, 1994
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Check the following box if a fee is being paid with this statement [ ].





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              CUSIP No. 802183103
                        ---------
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              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
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              2.   Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [ ]
                   (b) [ ]
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              3.   SEC Use Only

              ----------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
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              5.   Check if Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)
                                                   --------
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              6.   Citizenship or Place of Organization

                   Delaware
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              Number of         7.   Sole Voting Power
              Shares                 12,032,500
                                     ---------------------------
              Beneficially      8.   Shared Voting Power
              Owned by               200,000
                                     ---------------------------
              Each Reporting    9.   Sole Dispositive Power
              Person With            12,032,500
                                     ---------------------------
                                10.  Shared Dispositive Power
                                     200,000
                                     ---------------------------
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              11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   12,232,500
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              12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)
                                             ---------

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              ----------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   6.6%
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              14.  Type of Reporting Person (See Instructions)

                   CO
              ----------------------------------------------------------------






































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                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 2 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended by Amendment

              No. 1 filed on October 14, 1994, by furnishing the

              information set forth below.

              Item 3.   Source and Amount of Funds or Other Consideration.
              ------    -------------------------------------------------

                        The second sentence of the information previously

              furnished in response to Item 3 in the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended, is

              further amended to read in its entirety as follows:

                        As of the close of business on November 11, 1994

              no indebtedness is outstanding under the Revolving Credit

              Facility.

              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        The information previously furnished in response to

              Item 4 is hereby supplemented as follows:




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                        On October 14, 1994, Alleghany filed a Notification

              and Report Form under the Hart-Scott-Rodino Antitrust

              Improvements Act of 1976, as amended (the "HSR Act"), to

              permit the acquisition of shares of Common Stock of Santa Fe

              Pacific constituting less than 15% of the outstanding shares of Common Stock of Santa Fe Pacific.  Alleghany was notified that early termination of the waiting period was granted

              effective as of 8:00 p.m. on November 3, 1994.

                        On November 14, 1994, John J. Burns, Jr., President

              and Chief Executive Officer of Alleghany, sent to Robert D.

              Krebs, Chairman, President and Chief Executive Officer of

              Santa Fe Pacific, a letter, the complete text of which is as follows:


                                            November 14, 1994



              Mr. Robert D. Krebs
              Chairman, President
                and CEO
              Santa Fe Pacific Corporation
              1700 East Golf Road
              Schaumburg, Illinois 60173

              Dear Rob:

                   As you and the Board evaluate the UP and Burlington
              proposals, I hope you will keep in mind the alternative of continuing Santa Fe as an independent railroad. I recognize that merely choosing the independent alternative could possibly anger a large number of stockholders if it resulted in a decline in Santa Fe's stock price. However, if our understanding of your future cash flow is correct, Santa Fe can easily carry enough debt to permit a recapitalization.




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              Moreover, Alleghany would be interested in providing equity financing for such a recapitalization.

                   Thus, by way of illustration, if Santa Fe were to tender
              for 40% of its outstanding stock at the purported UP offer of $17.50 per share, it would require about $1.3 billion. This might be financed with a purchase by Alleghany of up to $300 million of convertible preferred of Santa Fe and with Santa Fe borrowing the balance. As you know, there are ample precedents for this type of recapitalization and I suspect it would be welcomed by other Santa Fe stockholders who would like to maintain a long-term investment in the Santa Fe.

                   In closing, I would repeat that Alleghany admires the
              Santa Fe and wants to be supportive of its management. While we will not support a merger which puts the risk of a two to five year approval process on the stockholders, we otherwise would be prepared to support the recommendations of the Board.

                   Please let me know if you have any interest in exploring
              the above with us.

                                            Sincerely yours,


                                            /s/ John J. Burns, Jr.


              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        The information previously furnished in response to

              Items 5(a) and 5(b) is hereby updated and superseded as

              follows:

                        (a) As of the close of business on

              November 11, 1994, Alleghany beneficially owned 12,232,500 shares of the Common Stock of Santa Fe Pacific, or

              approximately 6.6% of the 186,523,992 outstanding shares of

              Common Stock of Santa Fe Pacific, as reported in Santa Fe





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              Pacific's Quarterly Report on Form 10-Q for the six months ended June 30, 1994 as being outstanding at June 30, 1994.

                        (b) Alleghany has the sole power to vote, or to

              direct the vote of, and sole power to dispose of or direct the disposition of, 12,032,500 shares of the Common Stock of

              Santa Fe Pacific disclosed in Item 5(a) above.

                        Alleghany has shared voting and investment power

              with respect to the following shares of the Common Stock of

              Santa Fe Pacific owned by subsidiaries of Alleghany:

                                                   Number of Shares of
                    Subsidiary and                   Common Stock of
              Address of Principal Office            Santa Fe Pacific
              ---------------------------            ----------------

              Chicago Title Insurance Company           124,000
                171 North Clark Street
                Chicago, Illinois 60601

              Ticor Title Insurance Company              46,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Ticor Title Guarantee Company               9,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Security Union Title Insurance
                 Company                                 21,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770


              Information concerning the principal business of each of

              Chicago Title, Ticor Title, Ticor Title Guarantee and

              Security Union is set forth in Item 2 hereof, and

              specifically incorporated in this Item 5.




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                        The information previously furnished in response to

              Item 5(c) is supplemented as follows:

                        (c) Transactions effected in the Common Stock of

              Santa Fe Pacific since October 13, 1994, the last date for which such transactions were reflected on Amendment No. 1 to

              Alleghany's Schedule 13D Statement, were as follows:

                                      Number of
                                       Shares                 Price
                Trade Date            Purchased             Per Share
                ----------            ---------          ---------------

                 11/10/94              233,500               16.000
                 11/11/94              132,500               16.125

                        All of such shares were purchased in ordinary

              brokerage transactions effected on the New York Stock

              Exchange.


























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                                   SIGNATURE

                             After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 2 is true, complete and correct.

              Dated:  November 14, 1994


                                            ALLEGHANY CORPORATION


                                            By:/s/ Robert M. Hart
                                               --------------------------
                                               Robert M. Hart
                                                Senior Vice President and
                                                General Counsel